Exhibit 99.2



Li Auto Inc.
理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2015)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022

The board (the "**Board**") of directors (the "**Directors**") of Li Auto Inc. (the "**Company**") is pleased to announce the unaudited annual consolidated results of the Company for the year ended December 31, 2022 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2021. These annual results have been prepared under generally accepted accounting principles in the United States (the "**U.S. GAAP**") and reviewed by the audit committee (the "**Audit Committee**") of the Board.

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" heading in the "Notes to the Unaudited Condensed Consolidated Financial Statements" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		Change (%)
	2021	2022	
	(RMB in thousands, except percentages)		
Revenues	27,009,779	**45,286,816**	67.7%
Gross profit	5,761,454	**8,790,456**	52.6%
Loss from operations	(1,017,320)	**(3,654,877)**	259.3%
Loss before income tax expense	(152,812)	**(2,159,355)**	N/A
Net loss	(321,455)	**(2,032,348)**	N/A
Comprehensive loss attributable to the ordinary shareholders of Li Auto Inc.	(838,142)	**(684,454)**	(18.3)%
Non-GAAP Financial Measures:			
Non-GAAP income/(loss) from operations	84,036	**(1,601,712)**	N/A
Non-GAAP net income	779,901	**20,817**	(97.3)%

Non-GAAP Financial Measures

The Company uses Non-GAAP financial measures, such as Non-GAAP income/loss from operations and Non-GAAP net income/loss, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended December 31,	
	2021	**2022**
	(RMB in thousands)	
Loss from operations	(1,017,320)	**(3,654,877)**
Share-based compensation expenses	1,101,356	**2,053,165**
Non-GAAP income/(loss) from operations	84,036	**(1,601,712)**
Net loss	(321,455)	**(2,032,348)**
Share-based compensation expenses	1,101,356	**2,053,165**
Non-GAAP net income	779,901	**20,817**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2022, we successfully executed our growth strategy, solidifying our leadership in the family SUV market. In addition, we holistically strengthened our business across R&D, supply chain, and direct sales and servicing network.

We achieved solid financial and operating results against the significant industry-wide supply chain challenges posed by the COVID-19 pandemic. Thanks to the strength of our products and our execution excellence, our total deliveries in 2022 increased by 47.2% year over year to 133,246 vehicles and our total revenues amounted to RMB45.3 billion, representing a 67.7% year-over-year increase. Our cumulative deliveries reached 257,334 vehicles as of December 31, 2022.

Products

We remain dedicated to our mission: "Create a Mobile Home, Create Happiness" (創造移動的 家, 創造幸福的家). Leveraging advanced technologies, we created value for our users and their families by offering a line-up of compelling products and services.

In 2022, we expanded our model lineup to serve the needs of more families. We introduced Li L9, our six-seat flagship family SUV, on June 21, 2022. We also launched Li L8, a six-seat premium family SUV that succeeded Li ONE on September 30, 2022, with two trim levels, Pro and Max. Both Li L9 and Li L8 employ our self-developed all-wheel drive range extension system and Li Magic Carpet air suspension, providing excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. They enable acceleration from 0 to 100 km/h in 5.3 and 5.5 seconds, respectively. Li L9 adopts our autonomous driving system Li AD Max and smart space system SS Max. Li L8's Pro and Max trims are equipped with Li AD Pro and Li AD Max, and SS Pro and SS Max, respectively. Li L9 is priced at RMB459,800. Li L8 Pro and Li L8 Max are priced at RMB359,800 and RMB399,800 respectively.

Li L9 has dominated the monthly full-size SUV sales in China since September 2022, and Li L8 has defended the title of sales champion among large SUVs in China following Li ONE's phenomenal performance, securing it in December 2022. We also ranked first in both China's full-size and large SUV markets for the full year of 2022. With our vehicles emerging among the top choices of premium SUVs for families, we have solidified our position in the RMB300,000 to RMB500,000 price segment.

In 2022, we continued to demonstrate our strong commitment to vehicle safety. According to the vehicle safety evaluation results released in November 2022 by the China Insurance Automotive Safety Index, or C-IASI, Li L9 obtained the G rating, the highest safety rating, in three out of four evaluation categories: occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li L9 received an M rating, one of the top results received by premium vehicles tested by C-IASI since 2017. In addition, it was the first domestic full-size SUV tested for 25% frontal offset impact on both the driver and passenger sides and achieved the G rating for both tests.

Supply Chain

Supply chain planning is not only a key priority for the resilience of our business but also a source of our competitive advantage. As such, in 2022 we worked closely with our supply chain partners to strengthen win-win relationships. At the same time, we continued with our prudent approach of optimizing our supply network through vertical extension by increasing our in-house development and manufacturing capabilities for the key components of EREVs and BEVs. These both aim at meaningfully decreasing supply chain uncertainty while ensuring that we can rapidly deploy key technologies and support overall product quality.

In the third quarter of 2022, construction of the Li Auto Power Semiconductor R&D and Manufacturing Base (the "**Semiconductor Base**") commenced in the high-tech zone of Suzhou, Jiangsu province. The Semiconductor Base is being built by Suzhou Sike Semiconductor (蘇州斯科半導體), a company established by Li Auto and Hunan Sanan Semiconductor (湖南三安半導體). It will focus on in-house research and development and production of automotive-grade power modules based on the third-generation semiconductor material, silicon carbide (SiC). The power module is a core component of our self-developed 800-volt electric drive system. This marks a key milestone in our ongoing enhancement of its self-development capabilities and its extension along the value chain into next-generation high-voltage electric drive technology.

Direct Sales and Servicing Network

We deploy our direct sales and services in places with strong foot traffic, while diversifying our locations to reach more varied target users. While providing purchase, delivery and service experiences, our direct sales and servicing network also allows us to digitalize our customer interactions and gain a gateway to users' preferences and pain points. In 2022, we focused on upgrading our existing retail stores to support multiple models, and continued to expand our sales and servicing network as well as enhance our brand awareness in order to bolster our commercial capabilities and accelerate our growth. These efforts have laid a solid foundation to support our sales and servicing and to prepare us for the launch of more models down the road. Going forward, we will continue to seek new ways to improve our retail distribution through additional locations and innovative sales strategies.

As of December 31, 2022, we had 288 retail stores in 121 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Manufacturing

We currently have a manufacturing base in Changzhou, China, and are actively expanding our production capacity by building our Beijing manufacturing base to prepare for the launch of our BEVs.

Intelligent manufacturing is another area in which we excelled in 2022. Our fully self-developed manufacturing management software, Li-MOS, greatly improved production efficiency and quality with precision control throughout the entire automotive manufacturing process. We also used vision sensors and algorithms to precisely control the workflow of hardware equipment in order to realize flexible production and intelligent inspection.

Research and Development

R&D continues to be a core commitment at Li Auto as we seek to maximize our value proposition to users' families, differentiate our vehicles, and become a long-term world leader in our industry. On that basis, in 2022 we continued to direct our resources thoughtfully across products, platforms, and systems. In 2022, our R&D spending accounted for 15.0% of our total revenues, and our R&D personnel reached 4,838 as of December 31, 2022.

We have achieved significant progress in our smart space and autonomous driving R&D. Our smart in-car voice assistant, Li Xiang Tong Xue, has evolved with a new generation device-cloud integrated architecture, featuring our self-developed inference engine for in-car scenarios – LisaRT. It provides solid support for the in-car deployment of more powerful and complex algorithms. We also have made significant progress in the speech- and vision-related applications of its self-developed algorithms. On the speech side, its innovative MIMO-NET algorithm can accurately isolate different human voices in multiple zones. Aided by our self-developed voice recognition algorithm, MSE-NET, Li Xiang Tong Xue's activation and recognition accuracy both reached 98% in vehicle field testing. These rates reached over 90% under the three key scenarios of high noise, low voices, voice commands from children, which are viewed as more challenging issues facing the industry. On the vision side, our self-developed MVS-NET algorithm can realize accurate gesture recognition for all occupants. Combined with innovative gesture wakeup technology, it helps achieve easier interactions through gestures in a more natural way.

In terms of autonomous driving, we adopted the fusion BEV algorithm framework jointly proposed by Tsinghua University, MIT, and us, which can be flexibly deployed with Li AD Max and Li AD Pro's different hardware combinations. For path planning and tracking control, our self-developed highway NOA prediction algorithm enables comfortable automatic highway NOA lane changes and a smooth acceleration and deceleration experience. We also created the industry's first AEB function with LiDAR applications on Li AD Max and extended the LiDAR algorithms' safety scenarios from major traffic participants such as vehicles, cyclists, and pedestrians to irregular obstacles, including special-shaped vehicles, as well as night scenes.

Environmental, Social and Governance (ESG)

In September 2022, we received an "AA" rating from MSCI ESG Research for the second consecutive year, one of the highest MSCI ESG ratings among automakers worldwide. It demonstrates our excellence in making positive environmental and social impacts through our sound governance structure and dedication to sustainable development.

The US ATM Offering

On June 28, 2022, we announced an at-the-market offering program (the "**ATM Offering**") to sell up to US$2,000,000,000 of American depositary shares (the "**ADSs**"), each representing two Class A Ordinary Shares.

As of December 31, 2022, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the ATM Offering raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$39.63 per ADS and average net selling price of US$38.86 per ADS. As disclosed in the announcement and the listing document of the Company dated June 29, 2022, we intend to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of December 31, 2022, we have utilized approximately 45.3% of the net proceeds for the purpose described above. To the extent that the net proceeds of the ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

Recent Developments After the Reporting Period

Delivery Update

In January 2023, we delivered 15,141 vehicles, representing a 23.4% increase from January 2022. As of January 31, 2023, we had 296 retail stores covering 123 cities, in addition to 320 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Li L7

On February 8, 2023, we officially launched Li L7, a five-seat flagship family SUV. Li L7 features an exceptional second-row space, a comfortable interior, and numerous flagship configurations. Supported by our self-developed all-wheel drive range extension system, it boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers, as well as acceleration from 0 to 100 km/h in 5.3 seconds. With evolving smart space and autonomous driving systems, Li L7 creates an increasingly intelligent home for users' families. Li L7 is available in three trims, Air, Pro, and Max. Li L7 Air comes standard with the autonomous driving system Li AD Pro and the smart space system SS Pro and is equipped with a continuous damping control system. Li L7 Pro and Li L7 Max employ Li Magic Carpet air suspension and are equipped with Li AD Pro and Li AD Max, and SS Pro and SS Max, respectively. Li L7's three trims, Air, Pro, and Max are priced at RMB319,800, RMB339,800, and RMB379,800, respectively.

Alongside the Li L7 Air trim release, we have added Li L8 Air to our model lineup. Li L8 Air is equipped with the same self-developed all-wheel drive range extension system and continuous damping control system. It comes standard with Li AD Pro and SS Pro at a retail price of RMB339,800. Following the release of Li L7 and Li L8 Air, we have an expanded selection of models. Our existing Li L-Series[1] product lineup comprises five- and six-seat premium SUVs with various levels of smartness and choices of configurations for different price points within the RMB300,000 to RMB500,000 range, allowing us to satisfy the diverse needs of different users' families.

Business Outlook

With Li L9 and Li L8's continued strong performance and the addition of Li L7 to our compelling line-up, we expect to gradually gain market share in the family SUV segment throughout 2023.

Given the robust demand for our vehicles and our model launch roadmap, we plan to further expand our sales network in 2023. We will also continue deploying our charging network to optimize charging experience for our users and support the launch of our first HPC BEV model in the future.

In 2023, we will remain committed to investing in R&D and our organization effectiveness and scale to accelerate our flywheel for company development. As always, we will put user value first and strive to continue building products that exceed their needs.

---

[1] *Li L-Series represents the products of Li L9, Li L8, and Li L7, while the Li L-Series mentioned in the "MANAGEMENT DISCUSSION AND ANALYSIS" section represents the products of Li L9 and Li L8 as we officially launched Li L7 in 2023 and there was no delivery and revenue from Li L7 in 2022.*

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2021	2022
	(RMB in thousands)	
Revenues:		
Vehicle sales	26,128,469	**44,106,434**
Other sales and services	881,310	**1,180,382**
Total revenues	27,009,779	**45,286,816**
Cost of sales:		
Vehicle sales	(20,755,578)	**(35,688,343)**
Other sales and services	(492,747)	**(808,017)**
Total cost of sales	(21,248,325)	**(36,496,360)**
Gross profit	5,761,454	**8,790,456**
Operating expenses:		
Research and development	(3,286,389)	**(6,780,032)**
Selling, general and administrative	(3,492,385)	**(5,665,301)**
Total operating expenses	(6,778,774)	**(12,445,333)**
Loss from operations	(1,017,320)	**(3,654,877)**
Other (expense)/income		
Interest expense	(63,244)	**(106,340)**
Interest income and investment income, net	740,432	**976,229**
Others, net	187,320	**625,633**
Loss before income tax expense	(152,812)	**(2,159,355)**
Income tax (expense)/benefit	(168,643)	**127,007**
Net loss	(321,455)	**(2,032,348)**
Less: Net loss attributable to noncontrolling interests	–	**(20,133)**
Net loss attributable to ordinary shareholders of Li Auto Inc.	(321,455)	**(2,012,215)**
Other comprehensive (loss)/income		
Foreign currency translation adjustment, net of tax	(516,687)	**1,327,761**
Total other comprehensive (loss)/income	(516,687)	**1,327,761**
Total comprehensive loss	(838,142)	**(704,587)**
Less: Net loss attributable to noncontrolling interests	–	**(20,133)**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(838,142)	**(684,454)**

Revenue

Total revenue increased by 67.7% from RMB27.01 billion for the year ended December 31, 2021 to RMB45.29 billion for the year ended December 31, 2022.

Revenue from vehicle sales increased by 68.8% from RMB26.13 billion for the year ended December 31, 2021 to RMB44.11 billion for the year ended December 31, 2022, primarily attributable to the increase in vehicle deliveries, as well as higher average selling price due to our delivery of Li L-Series starting from the third quarter of 2022.

Revenue from other sales and services increased by 33.9% from RMB881.3 million for the year ended December 31, 2021 to RMB1.18 billion for the year ended December 31, 2022, primarily attributable to the increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, partially offset by the sales of automotive regulatory credits in 2021, which did not recur in 2022.

Cost of Sales

Cost of sales increased by 71.8% from RMB21.25 billion for the year ended December 31, 2021 to RMB36.50 billion for the year ended December 31, 2022, which was mainly driven by the increase in vehicle deliveries, as well as the higher average cost of sales due to our delivery of Li L-Series starting from the third quarter of 2022.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by 52.6% from RMB5.76 billion for the year ended December 31, 2021 to RMB8.79 billion for the year ended December 31, 2022. The decrease in gross margin from 21.3% for the year ended December 31, 2021 to 19.4% for the year ended December 31, 2022 was mainly driven by the decrease of vehicle margin.

Vehicle margin decreased from 20.6% for the year ended December 31, 2021 to 19.1% for the year ended December 31, 2022 primarily driven by the inventory provision and losses on purchase commitments related to Li ONE in 2022, partially offset by higher vehicle margin realized on the Li L-Series with deliveries starting from the third quarter of 2022.

Research and Development Expenses

Research and development expenses increased by 106.3% from RMB3.29 billion for the year ended December 31, 2021 to RMB6.78 billion for the year ended December 31, 2022, primarily attributable to the increased employee compensation as a result of growing number of staff, as well as the increased costs associated with new products and technologies developments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 62.2% from RMB3.49 billion for the year ended December 31, 2021 to RMB5.67 billion for the year ended December 31, 2022, primarily attributable to the increased employee compensation as a result of growing number of staff, as well as the increased rental expenses associated with the expansion of the Company's sales and servicing network.

Loss from Operations

As a result of the foregoing, loss from operations increased by 259.3% from RMB1.02 billion for the year ended December 31, 2021 to RMB3.65 billion for the year ended December 31, 2022.

Interest Expense

Interest expense increased by 68.1% from RMB63.2 million for the year ended December 31, 2021 to RMB106.3 million for the year ended December 31, 2022, primarily attributable to the increased principal of the borrowings in 2022.

Interest Income and Investment Income, Net

Interest income and investment income, net increased by 31.8% from RMB740.4 million for the year ended December 31, 2021 to RMB976.2 million for the year ended December 31, 2022, primarily attributable to the increased cash position in 2022.

Others, Net

Others, net increased by 234.0% from RMB187.3 million for the year ended December 31, 2021 to RMB625.6 million for the year ended December 31, 2022, primarily attributable to the increased VAT refunds and reimbursement paid to us by the depositary of our ADS program.

Net Loss

As a result of the foregoing, net loss increased by 532.2% from RMB321.5 million for the year ended December 31, 2021 to RMB2.03 billion for the year ended December 31, 2022.

Liquidity and Source of Funding and Borrowing

During the year ended December 31, 2022, we funded our cash requirements principally through cash generated from our operations, proceeds from borrowings and proceeds from share issuance through an ATM Offering. Details of the ATM Offering have been disclosed in the section headed "BUSINESS REVIEW AND OUTLOOK-The US ATM Offering" of this announcement. Our cash and cash equivalents, restricted cash, time deposits and short-term investments increased by 16.5% from RMB50.16 billion as of December 31, 2021 to RMB58.45 billion as of December 31, 2022.

Significant Investments

The Group did not make or hold any significant investments during the year ended December 31, 2022.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the year ended December 31, 2022.

Pledge of Assets

As at December 31, 2022, we pledged a restricted deposit of RMB1.94 billion, compared with RMB2.64 billion as of December 31, 2021. We also had secured certain production equipment for borrowings as of December 31, 2022.

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2022.

Gearing Ratio

As at December 31, 2022, the Company's gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 47.8% (as at December 31, 2021: 33.6%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short term investments held by our subsidiaries whose functional currency is Renminbi. We may enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2022.

Capital Commitment

As of December 31, 2022, capital commitment of the Company was RMB4.28 billion (as of December 31, 2021: RMB2.92 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

As at December 31, 2022, the Company had a total of 19,396 employees. The following table sets forth the total number of employees by function as of December 31, 2022:

Function	As of December 31, 2022
Research and Development	**4,838**
Production	**4,318**
Sales and Marketing	**9,199**
General and Administrative	**1,041**
Total	**19,396**

We have also adopted the 2019 Share Incentive Plan (the "**2019 Plan**"), the 2020 Share Incentive Plan (the "**2020 Plan**") and the 2021 Share Incentive Plan (the "**2021 Plan**").

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Jiang Zhenyu, Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company's independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2022 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the year ended December 31, 2022 is still in progress. The figures in respect of the Company's unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2022 as set out in this announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Company's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on this announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this preliminary unaudited financial information.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. Li, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Zhao as the chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing, Mr. Jiang as the chairman of the Nominating and Corporate Governance Committee.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period and up to the date of this announcement.

Events After the Reporting Period

There was no significant events that might affect the Company since December 31, 2022.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2022.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31,		
		2021	2022	
		RMB	RMB	US$
				Note 2(c)
Revenues:				
Vehicle sales		26,128,469	**44,106,434**	**6,394,832**
Other sales and services		881,310	**1,180,382**	**171,139**
Total revenues	8	27,009,779	**45,286,816**	**6,565,971**
Cost of sales:				
Vehicle sales		(20,755,578)	**(35,688,343)**	**(5,174,323)**
Other sales and services		(492,747)	**(808,017)**	**(117,151)**
Total cost of sales		(21,248,325)	**(36,496,360)**	**(5,291,474)**
Gross profit		5,761,454	**8,790,456**	**1,274,497**
Operating expenses:				
Research and development	9	(3,286,389)	**(6,780,032)**	**(983,012)**
Selling, general and administrative	10	(3,492,385)	**(5,665,301)**	**(821,391)**
Total operating expenses		(6,778,774)	**(12,445,333)**	**(1,804,403)**
Loss from operations		(1,017,320)	**(3,654,877)**	**(529,906)**
Other (expense)/income:				
Interest expense		(63,244)	**(106,340)**	**(15,418)**
Interest income and investment income, net		740,432	**976,229**	**141,540**
Others, net		187,320	**625,633**	**90,708**
Loss before income tax expense		(152,812)	**(2,159,355)**	**(313,076)**
Income tax (expense)/benefit	12	(168,643)	**127,007**	**18,414**
Net loss		(321,455)	**(2,032,348)**	**(294,662)**
Less: Net loss attributable to noncontrolling interests		–	**(20,133)**	**(2,919)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(All amounts in thousands, except for share and per share data)

	Note	For the year ended December 31, 2021	2022	
		RMB	RMB	US$
				Note 2(c)
Net loss attributable to ordinary shareholders of Li Auto Inc.		(321,455)	**(2,012,215)**	**(291,743)**
Weighted average number of ordinary shares used in computing net loss per share				
Basic and diluted	11	1,853,320,448	**1,941,230,998**	**1,941,230,998**
Net loss per share attributable to ordinary shareholders				
Basic and diluted	11	(0.17)	**(1.04)**	**(0.15)**
Net loss		(321,455)	**(2,032,348)**	**(294,662)**
Other comprehensive (loss)/income				
Foreign currency translation adjustment, net of tax		(516,687)	**1,327,761**	**192,507**
Total other comprehensive (loss)/income		(516,687)	**1,327,761**	**192,507**
Total comprehensive loss		(838,142)	**(704,587)**	**(102,155)**
Less: Net loss attributable to noncontrolling interests		–	**(20,133)**	**(2,919)**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.		(838,142)	**(684,454)**	**(99,236)**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2021	As of December 31, 2022	
		RMB	RMB	US$
				Note 2(c)
Assets				
Current assets:				
Cash and cash equivalents		27,854,224	**38,478,016**	**5,578,788**
Restricted cash		2,638,840	**1,940,142**	**281,294**
Time deposits and short-term investments		19,668,239	**18,031,395**	**2,614,307**
Trade receivable	3	120,541	**48,381**	**7,015**
Inventories	4	1,617,890	**6,804,693**	**986,588**
Prepayments and other current assets		480,680	**1,689,860**	**245,007**
Total current assets		52,380,414	**66,992,487**	**9,712,999**
Non-current assets:				
Long-term investments		156,306	**1,484,491**	**215,231**
Property, plant and equipment, net		4,498,269	**11,187,898**	**1,622,093**
Operating lease right-of-use assets, net		2,061,492	**3,538,911**	**513,094**
Intangible assets, net		751,460	**832,620**	**120,719**
Goodwill		–	**5,484**	**795**
Deferred tax assets		19,896	**74,767**	**10,840**
Other non-current assets		1,981,076	**2,421,293**	**351,054**
Total non-current assets		9,468,499	**19,545,464**	**2,833,826**
Total assets		61,848,913	**86,537,951**	**12,546,825**
Liabilities				
Current liabilities:				
Short-term borrowings	7	37,042	**390,750**	**56,653**
Trade and notes payable	5	9,376,050	**20,024,329**	**2,903,255**
Amounts due to related parties		37,455	**7,190**	**1,042**
Deferred revenue, current		305,092	**569,234**	**82,531**
Operating lease liabilities, current		473,245	**696,454**	**100,976**
Accruals and other current liabilities	6	1,879,368	**5,684,644**	**824,198**
Total current liabilities		12,108,252	**27,372,601**	**3,968,655**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2021	As of December 31, 2022	
		RMB	RMB	US$
				Note 2(c)
Non-current liabilities:				
Long-term borrowings	7	5,960,899	9,230,807	1,338,341
Deferred revenue, non-current		389,653	581,598	84,324
Operating lease liabilities, non-current		1,369,825	1,946,367	282,197
Deferred tax liabilities		153,723	77,809	11,281
Other non-current liabilities		802,259	2,142,462	310,628
Total non-current liabilities		8,676,359	13,979,043	2,026,771
Total liabilities		20,784,611	41,351,644	5,995,426
Total shareholders' equity		41,064,302	45,186,307	6,551,399
Total liabilities and shareholders' equity		61,848,913	86,537,951	12,546,825

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,		
	2021	**2022**	
	RMB	***RMB***	***US$***
			Note 2(c)
Net cash provided by operating activities	8,340,385	**7,380,266**	**1,070,038**
Net cash used in investing activities	(4,257,244)	**(4,364,661)**	**(632,816)**
Net cash provided by financing activities	16,709,533	**5,639,392**	**817,635**
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(472,129)	**1,270,097**	**184,146**
Net increase in cash, cash equivalents and restricted cash	20,320,545	**9,925,094**	**1,439,003**
Cash, cash equivalents and restricted cash at beginning of the year	10,172,519	**30,493,064**	**4,421,079**
Cash, cash equivalents and restricted cash at end of the year	30,493,064	**40,418,158**	**5,860,082**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1   GENERAL INFORMATION

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

In preparation for the initial public offering and listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEx"), the Group underwent a reorganization (the "Reorganization") to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group's Business. Details of the Group's Reorganization have been disclosed in the section headed "*HISTORY, REORGANIZATION AND CORPORATE STRUCTURE*" of the Prospectus.

The Company's shares have been listed on the HKEx since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the year ended December 31, 2022 is presented in Renminbi and all values are rounded to the nearest thousand (RMB'000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the year ended December 31, 2022 was approved on February 27, 2023.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets, the provision for credit losses of financial assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments, product warranties, determination of vendor rebate, assessment of variable lease payment, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(c) Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

(d) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segments are presented.

3 TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2021 and December 31, 2022, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31, 2021	As of December 31, 2022
Within 3 months	16,462	35,065
Between 3 months and 6 months	890	41
Between 6 months and 1 year	–	1
More than 1 year	103,189	13,274
Total	120,541	48,381

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4   INVENTORIES

Inventories consist of the following:

	As of December 31, 2021	As of December 31, 2022
Finished products	149,089	3,477,457
Raw materials, work in process and supplies	1,468,801	3,327,236
Total	1,617,890	6,804,693

Raw materials, work in process and supplies as of December 31, 2021 and December 31, 2022 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products include vehicles ready for transit at production plants, vehicles in transit to fulfill customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations.

The Company recognized RMB51,256 and RMB1,112,015 inventory write-downs and losses on inventory purchase commitments in cost of sales for the year ended December 31, 2021 and 2022, respectively. The inventory write-downs and losses on inventory purchase commitments in 2022 was primarily related to the Company's phase out plan of the Li ONE vehicle which by considering current and future sales forecasts and stronger-than-expected market demands for new vehicle models.

5   TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31, 2021	As of December 31, 2022
Trade payable for raw materials	7,089,370	15,410,150
Notes payable	2,286,680	4,614,179
Total	9,376,050	20,024,329

An aging analysis of the trade payable as at December 31, 2021 and December 31, 2022, based on the recognition date, is as follows:

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2021	As of December 31, 2022
Within 3 months	7,539,833	19,806,395
Between 3 months and 6 months	1,639,286	124,122
Between 6 months and 1 year	161,913	31,051
More than 1 year	35,018	62,761
Total	9,376,050	20,024,329

The trade payable is non-interest-bearing and are normally settled on 30-90 day terms.

6   ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31, 2021	As of December 31, 2022
Payables for purchase of property, plant and equipment	456,395	2,335,084
Salaries and benefits payable	417,449	633,215
Payables for research and development expenses	94,517	525,667
Accrued costs of purchase commitments relating to inventory	–	498,060
Tax payable	277,233	445,853
Payables for logistics expenses	143,632	414,353
Payables for marketing and promotional expenses	96,945	150,706
Accrued warranty	154,276	141,832
Deposits from vendors	27,716	32,013
Advance from customers	10,262	10,500
Other payables	200,943	497,361
Total	1,879,368	5,684,644

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7   BORROWINGS

Borrowings consist of the following:

	Maturity date	Classification	Principal amount	Interest rate per annum	As of December 31, 2021	**As of December 31, 2022**
Convertible debt[1]	May 1, 2028	Non-current	US$862,500	0.25%	5,397,941	**5,913,715**
Secured bank loan[2]	February 15, 2027	Current and Non-current	RMB900,000	5-year LPR -0.40%	–	**900,000**
Secured borrowing[3]	June 21, 2034	Non-current	RMB625,383	5-year LPR -0.80%	–	**625,383**
Secured bank loan[4]	September 28, 2029	Current and Non-current	RMB600,000	5-year LPR -0.31%	600,000	**600,000**
Credit guaranteed borrowing[5]	June 29, 2024	Current and Non-current	US$50,000	SOFR	–	**348,230**
Credit guaranteed borrowing[6]	July 26, 2025	Current and Non-current	RMB300,000	1-year LPR	–	**300,000**
Unsecured borrowing[7]	March 8, 2024	Non-current	RMB260,000	1-year LPR -0.70%	–	**260,000**
Unsecured borrowing[8]	June 15, 2024	Non-current	RMB240,000	1-year LPR -0.70%	–	**240,000**
Secured borrowing[9]	March 25, 2025	Current and Non-current	RMB224,329	5-year LPR -0.60%	–	**224,329**
Credit guaranteed borrowing[10]	December 26, 2025	Non-current	RMB209,900	1-year LPR -0.90%	–	**209,900**
Total					5,997,941	**9,621,557**

The total borrowings are classified as short-term borrowings and long-term borrowings:

	As of December 31, 2021	**As of December 31, 2022**
Short-term borrowings:		
Current portion of Secured bank loan[2]	–	**110,000**
Current portion of Credit guaranteed borrowing[6]	–	**100,000**
Current portion of Secured borrowing[9]	–	**99,702**
Current portion of Secured bank loan[4]	37,042	**74,083**
Current portion of Credit guaranteed borrowing[5]	–	**6,965**
Total short-term borrowings	37,042	**390,750**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2021	As of December 31, 2022
Long-term borrowings:		
Convertible debt[(1)]	5,397,941	**5,913,715**
Non-current portion of Secured bank loan[(2)]	–	**790,000**
Secured borrowing[(3)]	–	**625,383**
Non-current portion of Secured bank loan[(4)]	562,958	**525,917**
Non-current portion of Credit guaranteed borrowing[(5)]	–	**341,265**
Unsecured borrowing[(7)]	–	**260,000**
Unsecured borrowing[(8)]	–	**240,000**
Credit guaranteed borrowing[(10)]	–	**209,900**
Non-current portion of Credit guaranteed borrowing[(6)]	–	**200,000**
Non-current portion of Secured borrowing[(9)]	–	**124,627**
Total long-term borrowings	5,960,899	**9,230,807**
Total borrowings	5,997,941	**9,621,557**

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADSs) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADSs, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2022, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as long-term borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the year ended December 31, 2021 and 2022, the convertible debt related interest expense was US$3,353 (RMB21,369) and US$4,506 (RMB31,076), respectively. As of December 31, 2021 and 2022, the principal amount of the convertible debt was RMB5,499,041 and RMB6,006,968, and the unamortized debt issuance cost was RMB101,100 and RMB93,253, respectively.

(All amounts in thousands, except for share and per share data)

(2) In February, 2022, the Group entered into a 5-year pledged loan agreement with a commercial bank in the PRC, with total principal of RMB900,000. This loan was pledged by certain manufacturing facilities of the Group. As of December 31, 2022, the interest rate was 5-year Loan Prime Rate ("LPR") published by the National Interbank Funding Center, minus 0.40% per annum. The outstanding loan principal of RMB110,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB790,000 is presented as a long-term borrowing.

The borrowing contains covenants which includes limitations on certain asset sales and a requirement to maintain current assets above RMB5,000. The Group is in compliance with all of the loan covenants as of December 31, 2022.

(3) In June 2022, the Group entered into a credit agreement with a group of banks pursuant to which the Group is entitled to borrow from the group of banks from time to time up to an aggregate of RMB3,000,000 until April 2024. The related principle is payable semiannually in arrears in June and December of each year, from June 2025 to June 2034. The related interest is payable quarterly in arrears on the twentieth of the last month of every quarter, from September 2022 to June 2034. As of December 31, 2022, the Group made drawdown in the amount of RMB625,383. The loan is secured by the pledge of certain Groups land use rights and property relating to the production of electric vehicles, when the certificates of land use rights and property are approved and provided by the local authorities. Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the 5-year LPR minus 0.80%. Borrowings under this credit agreement are classified as long-term borrowing.

(4) In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 5-year LPR minus 0.31% and were guaranteed by certain production facilities and toolings of the Group. As of December 31, 2022, the outstanding loan principal was RMB600,000, of which RMB74,083 will be due within 12 months, which is classified as current portion of long-term borrowing and the remaining balance of RMB525,917 will be due in January 1, 2024 and thereafter, which is classified as long-term borrowing. The unused credit limits under these facilities was RMB409,900 as of December 31, 2022.

(5) In June 2022, the Group entered into loan agreements with a commercial bank pursuant to which the Group is entitled to borrow the group of banks from time to time until June 2024 up to an aggregate of US$200,000. In June 2022, the Group made the drawdown in the amount of US$100,000 (RMB696,460). Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the SOFR. The Group repaid a portion of the principal in the amount of US$50,000 (RMB348,230) in December 2022. As of December 31, 2022, the outstanding loan principal of RMB6,965 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB341,265 is presented as a long-term borrowing.

(6) In July 2022, the Group entered into a 3-year loan agreement with a commercial bank in the PRC, with total principal of RMB300,000. The related principal is payable semiannually in arrears in January and July of each year, beginning from January 2023, until July 2025. The related interest is payable quarterly in arrears on the twenty-first of the last month of every quarter, from September 2022 to July 2025. As of December 31, 2022, the interest rate was 1-year LPR per annum and an outstanding loan principal of RMB100,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB200,000 is presented as a long-term borrowing.

(7) In September 2022, the Group entered into an 18-month loan agreement with a commercial bank in the PRC, with total principal of RMB260,000. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.70% per annum and all outstanding loan principal of RMB260,000 was presented as a long-term borrowing.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(8) In December 2022, the Group entered into an 18-month loan agreement with a commercial bank in the PRC, with total principal of RMB240,000. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.70% per annum and all outstanding loan principal of RMB240,000 was presented as a long-term borrowing.

(9) In February 2022, the Group entered into an asset transfer agreement with a finance lease company to sell certain production facilities and equipment in Changzhou Production Base with a total consideration of RMB299,106. Immediately after the transfer, the Group entered into a lease agreement to lease back the production facilities and equipment for the period starting from March 25, 2022 to March 25, 2025, and further obtained an option to repurchase the production facilities and equipment with the notional amount of RMB0.001 on March 25, 2025.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Group, and no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sales accounting, and was accounted for as a financing transaction and the Group recorded the sales proceeds as a borrowing in the unaudited condensed consolidated balance sheets. The Group repaid a portion of the principal in the amount of RMB74,777 for the year ended December 31, 2022. As of December 31, 2022, outstanding loan principal of RMB99,702 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB124,627 is presented as a long-term borrowing.

(10) In December 2022, the Group entered into a 1-year loan agreement with a commercial bank in the PRC and was entitled to extend maturity date at the latest to December 26, 2025, with total principal of RMB209,900. The outstanding principal amount will be payable at maturity. The related interest is payable quarterly in arrears on the twenty-first of the last month of every quarter, from January 2023 to December 2025. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.90% per annum and all outstanding loan principal of RMB209,900 was presented as a long-term borrowing.

8 REVENUE DISAGGREGATION

Revenues by source consist of the following:

| | For the year ended December 31, | |
	2021	2022
Vehicle sales	26,128,469	44,106,434
Other sales and services	881,310	1,180,382
Total	27,009,779	45,286,816

Revenue by timing of recognition is analyzed as follows:

| | For the year ended December 31, | |
	2021	2022
Revenue recognized at a point in time	26,917,836	45,150,485
Revenue recognized over time	91,943	136,331
Total	27,009,779	45,286,816

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include (i) sales and installment of charging piles, (ii) sales of goods from online store, (iii) certain services under the Li Plus Membership, and (iv) sales of Automotive Regulatory Credits. In such instances, revenue is recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

9   RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

| | For the year ended December 31, | |
	2021	2022
Employee compensation	2,079,948	**3,801,960**
Design and development expenses	1,003,567	**2,566,567**
Rental and related expenses	52,985	**99,324**
Depreciation and amortization expenses	54,110	**94,134**
Travel expenses	52,307	**76,714**
Others	43,472	**141,333**
Total	3,286,389	**6,780,032**

10   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

| | For the year ended December 31, | |
	2021	2022
Employee compensation	1,414,177	**2,873,397**
Marketing and promotional expenses	1,100,769	**1,010,227**
Rental and related expenses	324,655	**645,792**
Depreciation and amortization expenses	82,777	**228,790**
Travel expenses	69,079	**99,246**
Expected credit losses	6,415	**2,910**
Others	494,513	**804,939**
Total	3,492,385	**5,665,301**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11 LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the year ended December 31, 2021 and 2022 as follows:

| | For the year ended December 31, | |
	2021	2022
Numerator:		
Net loss	(321,455)	**(2,032,348)**
Less: Net loss attributable to noncontrolling interests	–	**(20,133)**
Net loss attributable to ordinary shareholders of Li Auto Inc.	(321,455)	**(2,012,215)**
Denominator:		
Weighted average ordinary shares outstanding – basic and diluted	1,853,320,448	**1,941,230,998**
Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.17)	**(1.04)**

For the year ended December 31, 2021 and 2022, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. As the Group incurred a loss for each of the years ended December 31, 2021 and 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 72,791,430 and 44,853,801 for the year ended December 31, 2021 and 91,499,552 and 60,861,105 for the year ended December 31, 2022, respectively.

12 TAXATION

(a) Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

Wheels Technology is subject to 13% VAT for software research and development and relevant services. Wheels Technology is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the year ended December 31, 2021 and 2022, nil and RMB234,531 of VAT refunds were received and were recorded as Others, net.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)   Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ and Wheels Technology are qualified as a "high and new technology enterprise" under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax ("EIT") at a uniform rate of 25% as of December 31, 2022.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2021, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "R&D Deduction"). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

Composition of income tax expense for the years presented is as follows:

| | For the year ended December 31, | |
	2021	2022
Current income tax expense	–	**1,331**
Deferred income tax expense/(benefit)	168,643	**(128,338)**
Total	168,643	**(127,007)**

(c) Consumption tax

Chongqing Lixiang Automobile Co Ltd ("Chongqing Lixiang Automobile"), as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles at 3% consumption tax rate from August 2021.

13 DIVIDEND

The Board did not recommend the distribution of any annual dividend for the year ended December 31, 2021 and 2022.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The annual report for the year ended December 31, 2022 will be dispatched to the Company's shareholders and made available for review on the same websites in due course.


By order of the Board
Li Auto Inc.
Li Xiang
Chairman


Hong Kong, February 27, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.